Exhibit 99.1

OKYO Pharma to Initiate Neuropathic Corneal Pain Trial for OK-101

●	Phase 2 randomized, placebo-controlled trial in neuropathic corneal pain (NCP) patients planned to begin in Q3, 2024
●	OK-101 is believed to be the first IND clearance granted by FDA for a drug to begin clinical studies specifically to treat patients suffering with neuropathic corneal pain (NCP), a major unmet medical need
●	OK-101 demonstrated statistically significant pain relief as measured by visual analogue scale (VAS) from Day 29 through the last study visit at Day 85 in a Phase 2 trial of dry eye disease, as well as reduced neuropathic corneal pain (NCP) in a preclinical mouse model
●	NCP is an Orphan disease as listed in the National Organization for Rare Disorders

London and New York, NY, July 11, 2024 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative ocular therapies for the treatment of inflammatory dry eye disease (DED), a multi-billion-dollar market, and anterior ocular segment diseases including neuropathic corneal pain (NCP), an ocular condition associated with pain but without an FDA approved therapy, announced today its plan to advance OK-101 into a Phase 2 clinical trial of neuropathic corneal pain which is expected to begin in Q3 2024. This one-year study is supported by pre-clinical animal model data and statistically significant pain relief observed in OK-101’s first human trial recently conducted in DED patients.

The Phase 2 NCP trial will be conducted at a single-center and will be led by Pedram Hamrah, MD, of Tufts Medical Center, as Principal Investigator. Dr. Hamrah is Professor and Vice Chair of Research and Academic Programs, Director of the Cornea Service and Director of the Center for Translational Ocular Immunology at Tufts Medical Center. An ophthalmologist and a clinician-scientist, Dr. Hamrah is a leading expert in NCP and co-inventor on the OK-101 patent. He is also a member of OKYO’s Scientific Advisory Board.

“I am looking forward to rigorously evaluating OK-101’s potential in treating pain symptoms in patients suffering from neuropathic corneal pain,” said Dr. Hamrah. “We have designed an effective protocol to test our hypothesis in this patient population after productive FDA interactions and we will be closely overseeing the conduct of this trial at Tufts Medical Center.”

“We believe that OK-101 is the first NCP drug candidate to have received FDA IND clearance for clinical evaluation and are pleased to be making rapid progress to advance the NCP program while working to refine the study design for our upcoming trial in DED,” said Dr. Gary S. Jacob, Ph.D., CEO of OKYO. “The favorable improvements in ocular pain in dry eye patients, a percentage of whom suffer from NCP, along with the impressive results from a preclinical model of NCP are encouraging signs as we look for a positive result in this upcoming Phase 2 trial in NCP. Notably, OK-101 targets a receptor found in neurons and glial cells. NCP is an acutely painful ocular disease with no FDA-approved therapy. We are hoping to deliver an exciting innovation to this ophthalmic unmet need.”

The Phase 2 NCP study is designed as a double-masked, randomized, 12-week placebo-controlled trial comparing OK-101 to placebo in 48 NCP patients whose disease has been diagnosed by confocal microscopy. The primary endpoint for the study is pain improvement measured by VAS compared to placebo. There will be a total of five study visits over the course of 16 weeks, which includes a follow-up visit four weeks after completion.

In a recently completed Phase 2 trial of DED patients, there was a statistically significant and durable improvement in pain, blurred vision, and burning/stinging as measured by VAS beginning on Day 29, Day 15 and Day 15, respectively, and through the last study visit at Day 85. Additionally, there was a significant improvement in pain scores as measured by patient reported daily diaries observed as early as within the first two weeks of treatment and through the last study visit at Day 85. Furthermore, in a preclinical mouse model, OK-101 reduced corneal pain response comparably to gabapentin on Day 14 post-surgery. For additional details, please refer to the slides in the issued Form 6-K filing.

About NCP

Neuropathic corneal pain (NCP) is a condition that causes pain and sensitivity of the eyes, face, or head. The exact cause of NCP is unknown but thought to result from nerve damage to the cornea combined with inflammation. NCP, which can exhibit as a severe, chronic, or debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. There are no approved commercial treatments currently available for this condition.

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing efficacy signals in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 recently showed statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-blind, placebo-controlled trial of OK-101 to treat DED.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the recently completed Phase 2 DED trial, OKYO also has plans underway for the opening of a Phase 2 trial for OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These and additional risks and uncertainties are described more fully in the company’s filings with the SEC, including those factors identified as “Risk Factors” in our most recent Annual Report on Form 20-F, for the fiscal year ended March 31, 2023. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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